Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro announces results for the Quarter ended June 30, 2026

Revenue increased 0.9% YoY in CC

Large deal bookings at $1.6 Bn, grew 12.9% QoQ, including 13 large deals in Q1

Net income grew 0.6% YoY; Operating cash flow at 98% of Net income

EAST BRUNSWICK, N.J. | BANGALORE, India – July 16, 2026: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading AI-powered technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2026.

Highlights of the Results

Results for the Quarter ended June 30, 2026:

1.	Gross revenue at ₹244.8 billion ($2,585.9 million1), an increase of 1.0% QoQ and 10.6% YoY.

2.	IT services segment revenue was at $2,614.5 million, decrease of -1.4% QoQ and increase of 1.0% YoY.

3.	Non-GAAP constant currency[2] IT Services segment revenue decreased 1.2% QoQ and increased 0.9% YoY.

4.	Total bookings[3] was at $3,370 million, down by 2.4% QoQ in constant currency[2]. Large deal bookings[4] was at $1,626 million, increase of 12.9% QoQ in constant currency[2].

5.	IT services operating margin[5] for Q1’27 was at 16.0%, decrease of 1.3% QoQ and 1.2% YoY.

6.	Net income for the quarter was at ₹33.6 billion ($354.6million1), decrease of 4.7% QoQ and increase of 0.6% YoY.

7.	Earnings per share for the quarter at ₹3.20 ($0.031), decrease of 4.2% QoQ and increase of 0.6% YoY.

8.	Operating cash flows of ₹32.9 billion ($348 million1), increase of 3.6% QoQ and at 98.0% of net income for the quarter.

9.	Voluntary attrition was at 13.9% on a trailing 12-month basis.

10.	Declared interim dividend of ₹2 ($0.021) per equity share/ADS.

Outlook for the Quarter ending September 30, 2026

We expect revenue from our IT Services business segment to be in the range of $2,574 million to $2,627 million*. This translates to sequential guidance of (-)1.5% to (+)0.5% in constant currency terms.

*	Outlook for the Quarter ending September 30, 2026, is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.16, AUD/USD at 0.71, USD/INR at 94.50 and CAD/USD at 0.71

Performance for the Quarter ended June 30, 2026

Srini Pallia, CEO and Managing Director, said, “Clients are moving beyond technology modernization to AI-enabled operating models that improve quality, resilience, and productivity. Wipro’s consulting-led, AI-powered approach helps clients embed AI at the core of their business, and these engagements reflect both the breadth of our capabilities and the trust clients place in us as a transformation partner.”

Aparna Iyer, Chief Financial Officer, said, “As we navigate an evolving technology landscape, we remain focused on investing in our people and strategic priority areas. While these investments may create some near-term margin volatility, it sets a strong foundation for future growth. Cash flow remained robust, with operating cash flow at 98% of net income for the quarter. We are also pleased to share that the Board has declared an interim dividend of ₹2 per share. Including this dividend and payouts made over the past year, we would have returned more than $3 Bn in cash to our shareholders while continuing to invest steadily for growth.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹94.66, as published by the Federal Reserve Board of Governors on June 30, 2026. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2026, was US$1= ₹93.53

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value.

5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.

Highlights of Strategic Deal Wins

In the first quarter, Wipro continued to win large and strategic deals across industries. Key highlights include:

1.

A global chemicals company has selected Wipro for a multi-year deal to modernize its IT operations. As part of the engagement, Wipro will use its consulting-led approach to consolidate multiple vendors into a single, integrated operating model and manage infrastructure and application services end-to-end. Powered by Wipro Intelligence™, the solution will embed digital agents, AIOps and GenAI-enabled capabilities to increase automation, prevent issues, and improve resolution times. This will help the client deliver structural cost optimization, enhance service stability, increase transparency, and build a scalable, future-ready IT operating model.

2.

One of the world’s largest global technology companies has renewed its multi-year engagement with Wipro to innovate in the arena of Geospatial Data Operations and mapping. Wipro will provide end-to-end support for the Geospatial Data Operations ecosystem, through a scalable, AI-powered global delivery model. Leveraging AI-enabled automation, analytics, and data-driven insights, through a robust governance framework, Wipro will drive operational resilience, improve quality, and accelerate product deployment for the client. Wipro will enable the client to maximize productivity and enhance decision making in an evolving business environment.

3.

A leading global technology provider has expanded its decades-long engagement with Wipro to enhance the quality and reliability of its products that support millions of users worldwide. Wipro will deliver AI-infused quality engineering services, leveraging automation and intelligent testing capabilities, to accelerate development cycles. The engagement builds on Wipro’s deep domain expertise and longstanding role in supporting the client’s engineering ecosystem. This collaboration will help reduce time to market, improve operational efficiency, and strengthen the reliability of critical software releases.

4.

A leading US-based health insurer has extended and expanded its long-standing engagement with Wipro to enhance digital workplace and end-user support services across its enterprise. Wipro will deploy a unified operating model designed to ensure business continuity and operational efficiency. Leveraging automation and AI-infused capabilities, Wipro will further enhance service delivery, improve responsiveness, and enhance employee technology experience. This renewal will help the client maintain reliable, scalable workplace operations while supporting future modernization initiatives and productivity improvements.

5.

A leading US-based hospital network has selected Wipro to provide integrated application management and enterprise IT transformation. Wipro will deliver a comprehensive managed services model spanning operational support, governance, and security, enabling the client to improve operational efficiency, service reliability, and accelerate continuous innovation. Leveraging its AI-delivery platforms, WINGS and WEGA, Wipro will establish a strategic AI and Agentic AI roadmap aligned to the client’s business objectives, to drive intelligent automation, improved workforce productivity, and measurable business outcomes.

6.

A global US-based specialty Chemicals company has expanded its relationship with Wipro to lead an AI-first transformation of its business and technology landscape. Under the new agreement, Wipro will provide end-to-end support for the client’s global Enterprise applications, as well as business processes. Wipro will deploy its proprietary WINGS AI platform to introduce a unified operating model, aimed at simplifying and optimizing operations. AI will be the cornerstone of the program, driving intelligent automation, and enabling smarter, data-driven decision-making across all workflows. This transformation will unlock significant efficiencies, reduce complexity, and accelerate value for the client - further reinforcing the long-standing engagement between the two companies.

7.

A leading Australian health and community services provider has selected Wipro to modernize its technology landscape and improve reliability and performance of services that support frontline care and community operations. Through a consulting-led engagement, Wipro will take end-to-end ownership of the client’s IT services, bringing applications, cloud, networks, and workplace support into a more integrated and accountable delivery model. The engagement will also embed intelligent automation and proactive monitoring to improve issue resolution, strengthen service quality, and create a simpler, more seamless technology experience for employees. This transformation will help the client enhance operational resilience, improve user experience, optimize costs, and build a more scalable, future-ready model for continuous innovation.

8.

A leading insurer in Australia and New Zealand has renewed and expanded its strategic partnership with Wipro through a multi-year outcome-based engagement to transform and manage its core insurance application landscape. Through a consulting-led and AI-powered delivery model, Wipro will drive AI-led intelligent automation, operational efficiency, and continuous cost optimization across policy, claims, and customer communications platforms. The engagement also establishes a co-innovation framework and AI capability program designed to enhance business agility, strengthen resilience, and accelerate long-term digital transformation.

9.

One of the world’s largest designer and supplier of apparel selected Wipro as the primary partner for supply chain and planning tech to support end-to-end Warehouse Management System (WMS) operations as part of a broader enterprise transformation program. Wipro will now power its global distribution center (DC) operations across both B2B and B2C channels. Leveraging its deep consulting expertise in Supply Chain Domain and Execution, Wipro will help the client streamline warehouse management and distribution operations. This engagement will enable a more efficient and scalable operating environment for the client driving improved efficiency, reduced complexity, and cost optimization across the client’s supply chain.

10.

A leading global energy company has engaged Capco, a Wipro company, to strengthen its engineering, planning, and business management capabilities across critical offshore operations. Capco will provide specialized expertise to support core engineering and operational functions, working closely with stakeholders to streamline execution and enhance management effectiveness. This engagement will improve operational efficiency, strengthen performance visibility and governance, and enable more informed decision-making across one of the client’s most strategic operating environments.

11.

A leading US housing finance institution has engaged Capco, a Wipro company, to support a large-scale data modernization program to simplify access to trusted business data, while reducing reliance on legacy platforms. Leveraging its decades-long relationship with the client, Capco will help address the complexity of managing a multi-year transition across systems, stakeholders, and regulatory requirements while ensuring continuity of critical reporting and operations. Capco will lead program execution, coordinate stakeholders, and support data operations, transition planning, and business adoption to enable a more streamlined and modern data environment. This engagement will help improve data accessibility, reduce operational complexity and risk, and create a scalable foundation for more efficient and informed decision-making.

12.

A leading global technology enterprise has selected Wipro for a strategic AI-first modern delivery model to accelerate digital modernization. This enterprise-wide program will transform the software development lifecycle across core enterprise packaged platforms. Leveraging WEGA — part of Wipro Intelligence™ — this initiative will embed generative and agentic AI into the software development lifecycle to streamline processes, enhance developer productivity, and accelerate digital transformation across commerce, supply chain, payments, and enterprise integration functions. This AI-native model will enable predictable transformation while boosting productivity, enhancing quality, and shortening time to market.

Analyst Recognition

1.	Wipro was ranked as a Leader in ISG Provider Lens® - Semiconductor Industry Services and Solutions 2026 - US, Europe (all quadrants)

2.	Wipro was recognized as a Leader in Avasant’s Airlines and Airports Digital Services 2026 RadarView™

3.	Wipro was featured as a Leader in Avasant’s Banking Digital Services 2026 RadarView™

4.	Wipro was positioned as a Leader in Avasant’s High-Tech Digital Services 2026 RadarView™

5.	Wipro was recognized as a Leader in Everest Group’s Healthcare Payer Digital Services PEAK Matrix® Assessment 2026

6.	Wipro was positioned as a Leader in Everest Group’s Google Cloud Services PEAK Matrix® Assessment 2026

7.	Wipro was ranked as a Leader in Everest Group’s Oracle Cloud Applications Services PEAK Matrix® Assessment 2026

8.	Wipro was recognized as a Horizon 3 – Market Leader in the HFS Horizons: SAP S/4HANA Transformation Services, 2026 report

9.	Wipro was featured as a Leader in ISG Provider Lens® - Global Capability Center (GCC) Services 2026 - Optimization and Enhancement - Global

10.	Wipro was recognized as a Leader in ISG Provider Lens® - Digital Engineering Services - US, Europe (all quadrants)

11.	Wipro was ranked as a Leader in ISG Provider Lens® - Life Sciences Digital Services 2026 - Global (all quadrants)

12.	Wipro was ranked as a Leader in Avasant’s Supply Chain Operations Business Process Transformation 2026 RadarView™

IT Products

1.	IT Products segment revenue for the quarter was ₹ 1.0 billion ($10.9 million1)

2.	IT Products segment results for the quarter were ₹ 0.02 billion ($0.2 million1)

Please refer to the table on page 12 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 12 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended June 30, 2026, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:00 p.m. Indian Standard Time (9:30 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a webcast and can be accessed at the following link-https://event.choruscall.com/mediaframe/webcast.html?webcastid=dwiGwjsR

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading AI-powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses. The Wipro Innovation Network – part of the Wipro Intelligence™ suite – underpins our commitment to client-centric co-innovation and co-creation by bringing together capabilities from the innovation labs and partner labs, academia, and global tech communities. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

Contact for Investor Relations	Contact for Media & Press
Abhishek Jain	Dinesh Joshi
Phone: +91-80-6142 6143	Phone: +91 92052-64001
abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, the benefits its customers experience and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2026	As at June 30, 2026
			Convenience translation into U.S. Dollar in millions (unaudited) at the rate of ₹ 94.66
ASSETS
Goodwill	387,399	404,360	4,272
Intangible assets	29,176	51,902	548
Property, plant and equipment	81,787	81,359	859
Right-of-Use assets	28,287	27,883	295
Financial assets
Investments	28,053	29,181	308
Trade receivables	349	348	4
Unbilled receivables	7,433	8,806	93
Other financial assets	6,259	6,644	70
Investments accounted for using the equity method	2,126	2,119	22
Deferred tax assets	5,242	4,359	46
Contract assets	—	160	2
Non-current tax assets	7,787	7,617	80
Other non-current assets	9,010	9,089	96

Total non-current assets	592,908	633,827	6,695

Inventories	517	869	9
Financial assets
Derivative assets	888	1,925	20
Investments	437,680	307,281	3,246
Cash and cash equivalents	105,555	88,444	934
Trade receivables	135,901	132,708	1,402
Unbilled receivables	76,823	79,504	840
Other financial assets	10,245	12,738	135
Contract assets	14,819	15,171	161
Current tax assets	10,762	10,996	116
Other current assets	33,164	33,630	355

Total current assets	826,354	683,266	7,218

TOTAL ASSETS	1,419,262	1,317,093	13,913

EQUITY
Share capital	20,977	19,807	209
Share premium	6,158	1,166	12
Retained earnings	735,057	626,854	6,622
Share-based payment reserve	7,920	5,056	53
Special Economic Zone Re-investment reserve	25,966	23,947	253
Other components of equity	89,290	97,880	1,034

Equity attributable to the equity holders of the Company	885,368	774,710	8,183
Non-controlling interests	2,509	2,059	22

TOTAL EQUITY	887,877	776,769	8,205

LIABILITIES
Financial liabilities
Loans and borrowings	1,962	—	—
Lease liabilities	26,327	26,326	278
Accrued expenses	4,394	4,320	46
Other financial liabilities	6,743	8,299	88
Deferred tax liabilities	17,266	21,918	232
Non-current tax liabilities	48,195	45,822	484
Other non-current liabilities	23,042	24,832	262
Provisions	224	144	2

Total non-current liabilities	128,153	131,661	1,392

Financial liabilities
Loans, borrowings and bank overdrafts	165,912	177,649	1,877
Lease liabilities	8,709	8,847	93
Derivative liabilities	10,978	4,645	49
Trade payables and accrued expenses	94,924	94,219	995
Other financial liabilities	11,357	4,305	45
Contract liabilities	25,434	22,927	242
Current tax liabilities	49,621	56,551	597
Other current liabilities	34,801	38,300	405
Provisions	1,496	1,220	13

Total current liabilities	403,232	408,663	4,316

TOTAL LIABILITIES	531,385	540,324	5,708

TOTAL EQUITY AND LIABILITIES	1,419,262	1,317,093	13,913

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2025	2026	2026
			Convenience translation into U.S. Dollar in millions (unaudited) at the rate of ₹ 94.66
Revenues	221,346	244,786	2,586
Cost of revenues	(157,247)	(174,900)	(1,848)

Gross profit	64,099	69,886	738

Selling and marketing expenses	(15,285)	(16,496)	(174)
General and administrative expenses	(13,272)	(14,963)	(158)
Foreign exchange gains/(losses), net	182	779	8

Results from operating activities	35,724	39,206	414

Finance expenses	(3,608)	(4,728)	(50)
Finance and other income	10,417	8,872	94
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	50	(5)	^

Profit before tax	42,583	43,345	458
Income tax expense	(9,218)	(9,782)	(103)

Profit for the period	33,365	33,563	355

Profit attributable to:
Equity holders of the Company	33,304	33,520	355
Non-controlling interests	61	43	^

Profit for the period	33,365	33,563	355

Earnings per equity share:
Attributable to equity holders of the Company
Basic	3.18	3.20	0.03
Diluted	3.17	3.20	0.03
Weighted average number of equity shares used in computing earnings per equity share
Basic	10,472,085,808	10,459,341,744	10,459,341,744
Diluted	10,492,102,015	10,475,511,031	10,475,511,031

^	Value is less than 0.5

Information on reportable segments for the three months ended June 30, 2026, March 31, 2026, June 30, 2025, and year ended March 31, 2026 are as follows:

Particulars	Three months ended			Year ended
	June 30, 2026	March 31, 2026	June 30, 2025	March 31, 2026
	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	86,087	85,414	79,039	328,118
Americas 2	62,119	61,718	61,128	246,530
Europe	66,569	65,412	56,817	244,165
APMEA	29,754	27,623	23,816	102,340

Total of IT Services	244,529	240,167	220,800	921,153
IT Products	1,036	2,521	728	6,940

Total segment revenue	245,565	242,688	221,528	928,093

Segment result
IT Services
Americas 1	16,691	18,089	16,316	69,852
Americas 2	9,874	10,150	12,063	46,182
Europe	9,047	10,092	6,026	31,083
APMEA	4,362	5,085	2,979	14,955
Unallocated	(787)	(1,899)	750	(3,426)

Total of IT Services	39,187	41,517	38,134	158,646
IT Products	16	211	20	559
Reconciling Items	3	235	(2,430)	(7,954)

Total segment result	39,206	41,963	35,724	151,251

Finance expenses	(4,728)	(3,701)	(3,608)	(14,577)
Finance and other income	8,872	8,387	10,417	36,491
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(5)	27	50	257

Profit before tax	43,345	46,676	42,583	173,422

Additional Information:

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are organized by industry sectors, while Europe and APMEA are organized by countries.

Americas 1 includes the following industry sectors in the United States of America, Latin America and Canada: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health and Consumer. Americas 2 includes the following industry sectors in the United States of America, Latin America and Canada: Banking and Financial Services, Energy, Manufacturing and Resources and Capital Markets and Insurance. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Effective April 1, 2026, the customers across Latin America and Canada are aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, Hi-tech sector and airports as a sub-sector for Americas are now subsumed under existing sectors of Americas 1.

Prior period comparables are readjusted to reflect this change.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

1.	Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended June 30, 2026
IT Services Revenue as per IFRS	$2,614.5
Effect of Foreign currency exchange movement	$4.6

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,619.1

Three Months ended June 30, 2026
IT Services Revenue as per IFRS	$2,614.5
Effect of Foreign currency exchange movement	$(4.0)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2610.5

Reconciliation of Free Cash Flow for three months ended June 30, 2026

Amounts in INR Mn

Three months ended June 30, 2026
Net Income for the period [A]	33,563
Computation of Free Cash Flow
Net cash generated from operating activities [B]	32,880
Add/ (deduct) cash inflow/ (outflow)on:
Purchase of property, plant and equipment	(3,379)
Proceeds from sale of property, plant and equipment	116
Free Cash Flow [C]	29,617
Operating Cash Flow as percentage of Net Income [B/A]	98.0%
Free Cash Flow as percentage of Net Income [C/A]	88.2%

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